EXHIBIT 99.4

Voting Instruction Form

You are a beneficial holder of exchangeable shares of CryptoLogic Exchange Corporation and as such, are entitled to instruct Equity Transfer & Trust Company as the trustee holder of the Special Voting Share of CryptoLogic Limited (the “Company”) respecting all matters coming before the Annual and Special Meeting of Shareholders of the Company which will be held on June 17, 2008 in Toronto, Ontario, Canada at 4:30 p.m. Eastern time. Each exchangeable share entitles the holder thereof to one vote.

You are also entitled to attend and personally exercise your voting rights at that meeting. In order to instruct Equity Transfer & Trust Company please mark the manner you wish to have your votes cast below and sign and return it to Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or fax it to (416) 361-0470, prior to the close of business on June 16, 2008. If no instructions are received, your votes will not be exercised. You may revoke this instruction by sending a subsequent instruction. I hereby direct you as follows:

1.	To permit ______________________ to attend on my behalf and vote at the meeting. (If left blank, Equity Transfer & Trust Company will cast votes on your behalf).

2.	Vote FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR the adoption of the 2008 Incentive Stock Option Plan as set out in the Management Information Circular.

3.

Vote FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR the adoption of the amendment to the 2008 Incentive Stock Option Plan to authorize the granting of 100,000 options to non-employee directors as set out in the Management Information Circular.

4.

Vote FOR ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of the persons proposed as directors in the Management Information Circular until the next Annual Meeting of Shareholders or until their successors shall be elected or appointed.

5.	Vote FOR ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR authorizing the re-appointment of auditors: KPMG LLP and authorizing the directors to fix the auditor’s remuneration.

6.	Vote FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR in his discretion, such other issues as many properly come before the meeting.

TO BE VALID, THIS VOTING INSTRUCTION FORM MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER & TRUST COMPANY, 400-200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN THE CLOSE OF BUSINESS ON JUNE 16, 2008, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.

This voting instruction form revokes and supersedes all instructions of earlier date.

THIS VOTING INSTRUCTION FORM MUST BE DATED.

DATED the ____________	day of __________,	2008.

Name of Shareholder	(Please Print)

Signature of Shareholder

(SEE NOTES ON REVERSE)

NOTES:

(1)

A shareholder has the right to appoint a person to represent him at the meeting other than the trustee designated in this voting instruction form. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this voting instruction form must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the voting instruction form must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this voting instruction form.

(3)

Reference is made to the accompanying management information circular for further information regarding completion and use of this voting instruction form and other information relating to the meeting.

(4)

If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this voting instruction form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.